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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2006

SEC FILE NUMBER
8- 052017

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2005__ AND ENDING __December 31, 2005__
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multiple Financial Services, Inc.

| | OFFICIAL USE ONLY |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |

111 Pacifica, Suite 250
(No. and Street)

Irvine   California   92618
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Flammer   (949) 753-2727
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – if individual, state last, first, middle name)

9010 Corbin Avenue Suite 7   Northridge   CA   91324
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 1 2006
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Multiple Financial Services, Inc.___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Michael Flammer___ , as of ___December 31___ , 20__ _05_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

State of ___CALIFORNIA___
County of ___ORANGE___
Subscribed and sworn (or affirmed) to before
me this __16__ day of __JANUARY__, __2005__

_____
Notary Public

Signature
Michael Henry Flammer, CEO / FINOP

_____
Title

PAMELA SUE MANGEN
COMM. # 1401785
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. FEB. 22, 2007

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Multiple Financial Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2005



BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Multiple Financial Services, Inc.

We have audited the accompanying statement of financial condition of Multiple Financial Services, Inc. as of December 31, 2005 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multiple Financial Services, Inc. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2006

We Focus & Care ^{SM}

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Multiple Financial Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets

Cash and cash equivalents	$	11,693
Marketable securities, at fair market value		10,554
Accounts receivable		1,428
Property and equipment, net		8,562
Other assets		878
Total assets	$	**33,115**

Liabilities & Stockholder's Equity

Liabilities

Accounts payable	$	2,249
Income tax payable		800
Total liabilities		3,049

Stockholder's equity

Common stock, no par value, 1,000,000 shares authorized, 200,000 shares issued, and outstanding	16,289
Additional paid-in capital	3,959
Retained earnings	9,818
Total stockholder's equity	30,066
Total liabilities & stockholder's equity	$ 33,115

The accompanying notes are an integral part of these financial statements.


Multiple Financial Services, Inc.
Statement of Income
For the Year Ended December 31, 2005


Revenues

Commissions	$	23,996
Management fees		4,688
Interest & dividends		138
Net dealer inventory and investment gains (losses)		7,527
Other income		24,474
Total revenues		60,823

Expenses

Commissions and floor brokerage	16,365
Communications	3,051
Occupancy and equipment rental	5,127
Interest	96
Taxes, licenses, & fees, other than income	7,781
Other operating expenses	16,128
Total expenses	48,548
Income before income taxes	12,275
Income tax provision	800
Net income (loss)	$ 11,475


The accompanying notes are an integral part of these financial statements.


Multiple Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock		Additional Paid - In Capital		Retained Earnings		Total	
Balance at December 31, 2004	$	16,289	$	3,959	$ 10,243	$		30,491
Distributions		–		–	(11,900)			(11,900)
Net income (loss)		–		–	11,475			11,475
Balance at December 31, 2005	$	16,289	$	3,959	$	9,818	$	30,066

Multiple Financial Services, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income (loss)		$ 11,475
Adjustments to reconcile to net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 3,185	
(Increase) decrease:		
Accounts receivable	651	
Marketable securities, at market value	(7,527)	
Other assets	42	
(Decrease) increase in:		
Accounts payable	(849)	
Income tax payable	800	
Total adjustments		(3,698)
Net cash and cash equivalents provided by (used in) operating activities		7,777

Cash flows from investing activities:

Purchase of property and equipment	(1,454)	
Net cash and cash equivalents provided by (used in) investing activities		(1,454)

Cash flows from financing activities:

Distributions	(11,900)	
Net cash and cash equivalents provided by (used in) financing activities		(11,900)
Net increase in cash and cash equivalents		(5,577)
Cash and cash equivalents at beginning of year		17,270
Cash and cash equivalents at end of year		$ 11,693

Supplemental disclosure of cash flow information:

Income taxes paid	$	800
Interest	$	–

The accompanying notes are an integral part of these financial statements.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Multiple Financial Services, Inc. (the "Company") is a California corporation incorporated on June 2, 1999 . The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation ("SIPC"). The Company serves primarily individual customers in Southern California.

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

Based upon the income reported, the commissions earned from the sales of stocks, mutual funds and investment company shares represent the major portion of the business.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis with the related commission revenues and expenses also recorded on a settlement date basis, except for propriety investment transactions, which are recorded on a trade date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Marketable securities are valued at market value. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts. The securities are sold on a first in first out basis.

Accounts receivable are stated at face value with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful life of five (5) to seven (7) years by the straight-line method.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly has its income taxed under Section 1372 of the Internal Revenue Code, which provides that in lieu of corporate income taxes, the Stockholder is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

The Company has elected to report the statement of changes in stockholder's equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

Advertising and promotion costs are expensed as incurred.

Note 2: MARKETABLE SECURITIES

Marketable securities consist of NASD stocks with the fair market value of $10,554. The accounting for the mark-to-market on the proprietary trading is included in income as net unrealized gain of $7,527.

Note 3: PROPERTY AND EQUIPMENTS, NET

The property and equipment are recorded at cost and summarized by major classifications as follows:

			Life in years
Machinery and equipment	$	12,629	5
Furniture and fixtures		5,599	7
		18,228	
Less accumulated depreciation		(9,666)	
Property and equipment, net	$	8,562	

Depreciation expense for the year ended December 31, 2005 is $3,185.

Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is provided. The tax provision of $800 is the California franchise tax minimum.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2005, the Company had net capital of $17,394, which was $12,394 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,049) to net capital was 0.18 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $441 material difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$	17,835
Adjustments:			
Retained earnings	$ (6,295)		
Non-allowable assets	5,853		
Haircuts on money market	1		
Total adjustments			(441)
Net capital per audited statements		$	17,394

Multiple Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2005

Computation of net capital

Stockholder's equity				
Common stock	$	16,289		
Additional paid-in capital		3,959		
Retained earnings		9,818		
Total stockholder's equity			$	30,066
Less: Non-allowable assets				
Account receivable		(1,428)		
Office equipment, net		(8,562)		
Other assets		(878)		
Total non-allowable assets				(10,868)
Net capital before haircuts				19,198
Less: Adjustments to net capital				
Haircuts on marketable securities		(1,583)		
Haircuts on money market		(221)		
Total adjustments to net capital				(1,804)
Net Capital				17,394

Computation of net capital requirements

Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	203		
Minimum dollar net capital required		5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	12,394
Ratio of aggregate indebtedness to net capital		0.18:1		

There was a $441 material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2005. See Note 7.

See independent auditor's report.

A computation of reserve requirements is not applicable to Multiple Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Multiple Financial Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Multiple Financial Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(1).

Multiple Financial Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2005

BREARD & ASSOCIATES, INC.

Certified Public Accountants

Board of Directors
Multiple Financial Services, Inc.

In planning and performing our audit of the financial statements and supplement schedules of Multiple Financial Services, Inc. for the year ended December 31, 2005, we considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Multiple Financial Services, Inc. including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

I

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 ● Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 26, 2006